                                                                [Exhibit 27]


THOMAS F. KUMMER
VON S. HEINZ
KUMMER KAEMPFER BONNER & RENSHAW
Seventh Floor
3800 Howard Hughes Parkway
Las Vegas, Nevada  89109
(702) 792-7000

Attorneys for Defendant/Counterclaimant
ITT CORPORATION




                  UNITED STATES DISTRICT COURT

                       DISTRICT OF NEVADA


HILTON HOTELS CORPORATION and      )
HLT CORPORATION,                   )         Case No. CV-S-97-95-PMP(RLH)
                                   )
             Plaintiffs,           )
     vs.                           )
                                   )
ITT CORPORATION,                   )
                                   )
             Defendant.            )
                                   )
                                   )
___________________________________)
                                   )
ITT CORPORATION,                   )
                                   )
            Defendant and          )
            Counterclaimant,       )
                                   )
      vs.                          )
                                   )
HILTON HOTELS CORPORATION and      )
HLT CORPORATION,                   )
                                   )
            Plaintiffs and         )
            Counterdefendants.     )
___________________________________)

                  ITT'S MEMORANDUM IN OPPOSITION TO HILTON'S MOTION
                             FOR A PRELIMINARY INJUNCTION

    Defendant and counterclaimant, ITT Corporation ("ITT"), respectfully submits this memorandum in opposition to the January 27, 1997 motion of plaintiffs and counterdefendants, Hilton

Hotels Corporation and HLT Corporation (collectively, "Hilton"), for a preliminary injunction.(1)

                                PRELIMINARY STATEMENT

    Hilton's motion for preliminary injunctive relief has no evidentiary support and is not warranted in law. Hilton should never have filed the motion. It should certainly withdraw its motion now.

    Hilton's motion is unsupported by any evidence. Contrary to Hilton's speculation, made without a shred of support, ITT has never had any intention of increasing the size of the Board of Directors to 25 after February 13, 1997, the date on which Hilton alleged that it would nominate a slate of 11 directors. Hilton's "affidavit", made by someone without any personal knowledge, does not provide any fact from which the Court could infer such an intention. Because Hilton puts forward no evidence, we do not even need to provide an affidavit to refute the speculation of Hilton's counsel. Moreover, Hilton did not, in fact, nominate only 11 directors; rather, on February 11, 1997, it nominated 25. Although Hilton, on February 12, 1997, advised the Court of an error in its citation, Hilton failed to advise the Court that it had mooted the alleged basis for its motion and that all that is left is a vague request for an advisory opinion, indeed an unprecedented advisory injunction.

---------------------
    (1)Citation to Hilton's memorandum in support of its motion will be in the form "Pl. Br. at ___." Citations to the Affidavit of Robert M. Sader in Support of Defendant ITT Corporation's Opposition to Plaintiffs' Motion for Preliminary conjunction, submitted herewith, will be in the form "Sader Aff. at __."

    Even if there were any factual basis for Hilton's argument, and even if this Court were inclined to give an advisory injunction, Hilton's motion is not warranted in law. Hilton simply misstates the law of Delaware and fails to advise the Court of the important differences between Nevada law and Delaware law.

    Hilton's present attempt to obtain preliminary relief bears a striking resemblance to its earlier effort to obtain preliminary relief prohibiting ITT from filing suit in any other court. In denying Hilton's earlier motion, this Court held "that Hilton's alleged harm fails to meet the requirements for a temporary restraining order or preliminary injunction." Order dated January 29, 1997, at 2. Once more, Hilton has not demonstrated that ITT has taken, or is likely to take, the actions sought to be enjoined. And, once more, Hilton has failed to show that these unspecified actions not yet taken, if later shown to be wrongful, could not be remedied by a motion for injunctive relief if these actions were ever taken or threatened.

    ITT repeats, Hilton should withdraw its motion. In any event, Hilton has not met any of the requirements for the grant of a preliminary injunction.

    FIRST, Hilton has not shown any likelihood of success on the merits.
Hilton simply cannot demonstrate that the speculative scenario on which its motion is premised can, will or is likely to come to pass. Indeed, Hilton has shown that it cannot. Moreover, Hilton misstates the applicable Nevada law with
respect to its request for an advisory injunction.   See Section I, infra.

    SECOND, Hilton cannot demonstrate any harm, much less an immediate threat of irreparable harm. Not only was there never any basis for Hilton's speculation, but Hilton has "cured" the spectre that it created. Additionally, Hilton has not submitted any evidence tending to show that ITT has taken, is threatening to take or is likely to take, the unspecified actions not yet taken but which Hilton nonetheless seeks to enjoin. Hilton's request for an advisory injunction should be denied. See Section II, infra.

    THIRD, the balance of hardships clearly favors ITT. Given Hilton's inability to demonstrate any possibility of injury, much less an immediate threat of irreparable injury, as well as its failure to demonstrate a likelihood of success on the merits, issuance of an advisory injunction at this time would clearly cause greater harm to ITT. See Section III, infra.

                                      THE FACTS

A.  HILTON'S TENDER OFFER AND ITT'S RESPONSE

    On January 27, 1997, Hilton announced its intention to commence a hostile tender offer for 50.1% of the outstanding shares of ITT common stock at a cash price of $55 per share (the "Offer") and to engage in a merger with ITT in which each remaining share of ITT common stock would be exchanged for shares of Hilton common stock nominally valued at $55 (the "Proposed Squeeze Out Merger"). Complaint PARA PARA 1, 8.

    On January 31, 1997, Hilton filed with the Securities and Exchange Commission ("SEC") a Tender Offer Statement on Schedule 14D-1 (the "14D-1"). The 14D-1 states that the $55 nominal value of Hilton common stock to be received in the Proposed Squeeze Out

Merger is subject to certain unspecified collar provisions (14D-1, Ex.(a)(1), Offer to Purchase, at 1), and that plaintiffs are not undertaking any obligation to qualify the Offer and Proposed Squeeze Out Merger as a tax-free "reorganization" (id. at 14). The resultant uncertainty concerning the actual value of the consideration to be received in the Proposed Squeeze Out Merger, plus Hilton's failure to disclose sufficient information regarding the merits of a longer-term investment in Hilton, reveal that the Offer is part of a two-tiered, front-end loaded transaction designed to coerce ITT's stockholders to tender their shares in the Offer to avoid receiving in the Proposed Squeeze Out Merger shares of Hilton common stock of uncertain actual value. See ITT's Solicitation/Recommendation Statement on Schedule 14D-9 ("14D-9")(Exhibit A to ITT's Answer and Counterclaim) at 4-5.

    On February 11, 1997, the Board of ITT met to consider the Offer and Proposed Squeeze Out Merger and to determine what recommendation the Board should make to ITT's stockholders with respect to the Offer. Id. at 3. At that meeting the Board unanimously voted to recommend that the stockholders reject the Offer, because, inter alia, it represents an inadequate value. Id. at 3-4.

    On February 11, 1997, Hilton announced two proposals in connection with the next annual meeting of ITT's stockholders (the "Annual Meeting Proposals"). These proposals eliminate Hilton's self-induced fear that ITT would amend the by-laws to increase the size of the Board to 25 after Hilton had nominated 11 candidates:

         (1) Hilton gave notice of its intention to nominate candidates for election to ITT's Board of Directors at the next annual meeting of ITT's stockholders--the Hilton-proposed slate of nominees includes 25 individuals; and

         (2) Hilton gave notice of its intention to present a resolution to the stockholders at the next annual meeting to repeal each and every provision of ITT's by-laws adopted on or after July 23, 1996 and prior to the date of the adoption of said resolution. (See 14D-1, Amendment No. 3, Exs. (g)(4) & (g)(5)).

    On February 12, 1997, ITT filed its 14D-9 with the SEC, setting forth the Board's recommendation with respect to the Offer and the reasons therefor.

B.  HILTON'S COMMENCEMENT OF THIS LITIGATION

    On January 27, 1997, the same day as Hilton's first announcement of, but prior to the actual commencement of, the Offer, Hilton filed suit in this Court purporting to seek judicial aid in support of its attempt to acquire control of ITT. The Complaint alleges that Hilton, in addition to launching the Offer, intends to conduct a proxy contest aimed at replacing the current members of ITT's Board with Hilton nominees who would agree to sell ITT to Hilton. Complaint PARA 10.

    Simultaneously with the filing of its Complaint, Hilton filed the instant motion for a preliminary injunction. The "factual" basis for Hilton's motion is the Affidavit of Eric M. Roth ("Roth Aff."). See Pl. Br. at 2 n.*. Mr. Roth, one of Hilton's counsel (Roth Aff. at PARA 1), does not purport to base his affidavit on personal knowledge. Instead, Mr. Roth's affidavit consists primarily of unsupported and speculative assertions and legal conclusions. See, e.g., Roth Aff. at PARA 17 ("If ITT and its directors were to enlarge the size of the Board . . . plaintiffs would suffer irreparable injury"). Moreover, Hilton's entire motion for preliminary relief is based on unsupported speculation that, if ITT were to take certain actions, and if those actions were to have certain effects, Hilton might be harmed. In essence, Hilton's motion seeks an advisory injunction.

    Two days later, on January 29, 1997, Hilton filed a motion for a temporary restraining order and preliminary injunction enjoining ITT from filing any action against Hilton arising out of Hilton's Offer or Proposed Squeeze Out Merger in any court other than this Court. On the same day, this Court denied that motion, noting that "Hilton's alleged harm fails to meet the requirements for a temporary restraining order or preliminary injunction" and that "this Court has no basis to conclude that ITT has violated or is likely to violate Rule 13." Order dated January 29, 1997, at 2.

                                       ARGUMENT

    The Ninth Circuit has approved two formulations of the test for determining the appropriateness of a preliminary injunction. The "sliding scale", on which Hilton relies (see Pl. Br. at 8), requires the movant to demonstrate either (1) probability of success on the merits and the possibility of irreparable injury or (2) the existence of serious questions going to the merits and the balance of hardships tipping in the movant's favor. See William Inglis & Sons Baking Co.
v. ITT Continental Baking Co., 526 F.2d 86, 88 (9th Cir. 1975).

    The "traditional" standard requires the movant to show (1) a strong likelihood of success on the merits, (2) the possibility of irreparable injury to the movant absent relief, (3) a balance of hardships favoring the movant, and (4) in certain cases, advancement of the public interest. Los Angeles Mem'l Coliseum Comm'n v. NFL, 634 F.2d 1197, 1200 (9th Cir. 1980).

    Regardless of which formulation this Court applies, Hilton cannot make the requisite showings.

I.  HILTON HAS NOT DEMONSTRATED A LIKELIHOOD OF SUCCESS ON THE MERITS

    A.   HILTON HAS SUBMITTED NO EVIDENCE IN SUPPORT OF ITS MOTION

    Hilton's motion for preliminary injunctive relief is premised on Hilton's argument that two highly speculative set of circumstances would, if they came to pass, violate the duties of ITT's Board of Directors. Hilton is wrong.

    FIRST, Hilton speculates that, if Hilton were to nominate only 11 individuals to stand for election as directors of ITT at the next annual meeting of the stockholders,(2) and if ITT's Board thereafter increased the number of directors to 25, Hilton's nominees, if elected, would be prevented from constituting a majority of the Board. Pl. Br. at 1-2 & 7. Hilton's double speculation is doubly false. ITT did not increase the size of its Board after Hilton nominated 11 directors. Indeed, Hilton did not nominate 11 directors. Hilton nominated 25 directors. Hilton has "cured" its self-inflicted and speculative problem.

    SECOND, Hilton speculates that, if the Board, in some unspecified fashion, amended the by-laws, and if such an amendment

---------------------
    (2)The Board of ITT currently has 11 members.

impeded in some way the effective exercise of the stockholder franchise, such unspecified actions could, if ITT's stockholders wanted to elect Hilton's nominees as majority of the Board, conceivably prevent Hilton's nominees from having a chance to be elected as a majority of the Board. Id. at 7. Hilton does not provide any facts or even an affidavit by someone with personal knowledge of a fact to support this multi-layered speculation.(3)

     Because Hilton has not proved -- and cannot prove -- concrete facts on which its claim for relief is based, Hilton cannot demonstrate a likelihood of success on the merits. In essence, Hilton seeks an advisory injunction against some uncertain future, if ITT took certain actions, if those actions had certain effects, and if they were motivated by certain unproven justifications.

     B.   HILTON HAS MISSTATED THE LAW

     In light of Hilton's failure to demonstrate any facts at all in support of its motion, ITT hesitates to burden the court with a response to Hilton's legal argument. However, because Hilton so

---------------------
     (3)Although Hilton has submitted the "affidavit" of its counsel, Eric Roth, in support of its motion, that document provides no factual basis from which the Court could even infer the factual findings necessary to support the relief Hilton seeks. Moreover, because Mr. Roth's "affidavit" is not made on personal knowledge, and consists instead of speculation and legal conclusions, the Court should give it no weight. See, e.g., American Passage Media Corp. v. Cass Communications, Inc., 750 F.2d 1470, 1473 (9th Cir. 1985) (discounting affidavits); Los Angeles Mem'l Coliseum Comm'n v. NFL, 634 F.2d 1197, 1202 (9th Cir. 1980) (same); cf. FTC v. Publishing Clearing House, Inc. ___ F.3d ___, 1997 WL 11635, * 2 (9th Cir. 1997) ("[a] conclusory, self-serving affidavit, lacking detailed facts and any supporting evidence, is insufficient to create a genuine issue of material fact").

seriously misstates Nevada law, and because, as demonstrated by the recent letter to the Court from Hilton's counsel (see letter from Steve Morris to The Honorable Philip M. Pro, dated February 12, 1997, at 2), Hilton continues to persist in this misstatement, and Hilton has not yet withdrawn its request for an advisory injunction, ITT is constrained to respond.

     Hilton bases its arguments on Delaware case law.(4) In doing so, Hilton commits two fundamental errors. First, Hilton misstates Delaware law. Second, Hilton fails to recognize that the Nevada statutory scheme creates significant differences between Delaware and Nevada law.

              1.   HILTON MISSTATES DELAWARE LAW

     Although Hilton does not explicitly admit as much, its argument--especially in light of its inability to demonstrate any injury--appears to be that, under Delaware law, any amendment to the by-laws that impedes the effective exercise of the shareholder franchise is per se illegal. See, e.g., Pl. Br. at 10-11. However, in Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 660-62 (Del. Ch.
1988), the court explicitly rejected a per se rule, and instead held that, under certain circumstances, a board could take action for the primary purpose of interfering with a

---------------------
     (4)Hilton does cite to one Nevada federal court authority, Shoen v. AMERCO, 885 F. Supp. 1332 (D. Nev. 1994), modified, 1996 WL 904199 (D. Nev. 1994), vacated pursuant to settlement, Feb. 9, 1995. The Shoen court relied on Delaware authority (id. at 1341 n. 20), but did so without any analysis of the significant differences between Delaware and Nevada law. In fact, from the opinion, it does not appear that these differences were briefed to the Shoen court. See, e.g., id. at 1341 n.20.

shareholder vote. See, e.g., id. at 662 & n.5; Stahl v. Apple Bancorp, Inc., 579 A.2d 1115, 1123 (Del. Ch. 1990) (refusing to enjoin board's decision to defer the annual meeting) (cited in Pl. Br. at 10); Dolgoff v. Projectavision, Inc., 1996 WL 91945, *8 (Del. Ch. 1996) (denying injunction where board's alleged manipulation of electoral process was not for the primary purpose of interfering with the shareholder franchise) (cited in Pl. Br. at 11).

     Moreover, even under Delaware law, Blasius does not apply in the circumstances presented here. Under Delaware law, when the challenged action is undertaken by the Board as a defensive measure in response to a hostile takeover attempt, the Board's action is reviewed under the standard set forth in Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).(5) This is the case even where the defensive measure has an impact on the effective exercise of the shareholder franchise.(6)

---------------------
     (5)Note that the court in Shoen, while applying Blasius, distinguished the case before it from cases involving a hostile tender offer. Shoen, 885 F. Supp. at 1341 n.22.

     (6)In Stroud v. Grace, 606 A.2d 75, 92 n.3 (Del. 1992), the Delaware Supreme Court noted that:

     "Board action interfering with the exercise of the franchise often arose during a hostile contest for control where an acquiror launched both a proxy fight and a tender offer. Such action necessarily invoked both Unocal and Blasius. We note that the two tests are not mutually exclusive because both recognize the inherent conflicts of interest that arise when shareholders are not permitted free exercise of their franchise.

     Gilbert [v. El Paso Co., 575 A.2d 1131 (Del. 1990)] should nonetheless resolve any ambiguity. It clearly holds that a reviewing court must apply Unocal where the board 'adopts any defensive measure taken in response to some threat to

     Under the Unocal standard, board action in response to a hostile offer will be afforded the protections of the business judgment rule when (1) there were reasonable grounds for believing that a danger to corporate policy and effectiveness existed and (2) the defensive response was reasonable in relation to that danger. See, e.g., Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1373 (Del. 1995).

                2. THE NEVADA STATUTORY SCHEME REQUIRES MODIFICATION OF THE DELAWARE STANDARDS

     NRS Section 78.138 contains several pertinent provisions regarding the duties and powers of the directors of a Nevada corporation that demonstrate that wholesale adoption of the Delaware standards would be contrary to Nevada law.

     FIRST, with specific reference to actions taken as a response to a hostile takeover attempt, the Nevada legislature has provided in NRS Section 78.138(4):

         "Directors may resist a change or potential change in control of the corporation if the directors by a majority vote of a quorum determine that the change or potential change is opposed to or not in the best interest of the corporation:

               (a) Upon consideration of the interests of the corporation's stockholders and any of the matters set forth in subsection
                    3. . . ."


Subsection 3 of NRS Section 78.138, in turn, provides that directors may consider:

               "(a) The interests of the corporation's employees, suppliers, creditors and customers;

---------------------
     corporate policy and effectiveness which touches upon issues of control.'" (Citations omitted).

               (b)  The economy of the state and nation;

               (c)  The interests of the community and of society; and

               (d) The long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation."

     These provisions make clear that, under Nevada law, "the interests of the corporation" are not necessarily synonymous with "the interests of the stockholders", especially when the corporation is faced with a hostile takeover attempt. See Sader Aff. at PARA 13. In fact, the interests of the stockholders is only one of the many factors directors are permitted to consider in determining what actions are in the best interests of the corporation. Id. at PARA 12. Thus, in considering whether to take action to resist a hostile takeover attempt, the directors of a Nevada corporation may lawfully determine that the attempt, even if perhaps in the short-term interests of the stockholders, presents a threat to the interests of the corporation. Id. at PARA PARA 11-13 & 16.

     SECOND, NRS Section 78.138(1) provides: "Directors and officers shall exercise their powers in good faith and with a view to the interests of the corporation."

     This standard varies from the common law statement of a director's duties in that there is no requirement in the Nevada statute that the director's actions be those that a reasonably prudent person in a similar position would take under similar circumstances. See Sader Aff. at PARA 9. Because the Nevada legislature has chosen to eliminate any requirement that directors meet a "reasonably prudent director" standard, the objective reasonableness of a director's actions is not the subject of review. Id. at PARA PARA 9 & 16.(7) Rather, under the Nevada statutory scheme, the only pertinent inquiries are whether the directors acted in good faith and with a view towards the interests of the corporation. Id. at PARA PARA 8-9 & 16.(8)


---------------------
     (7)The Shoen court appears to have accepted that this interpretation of the plain language of the statute would apply in the context of a hostile takeover. See Shoen, 885 F. Supp. at 1341 n.22. Moreover, as described by Mr. Sader, who was the Chairman of the Nevada Assembly Judiciary Committee that drafted and introduced the legislation making these changes to Nevada law, in adopting these statutes, "it was the Legislature's intent to distinguish and disavow standards adopted in other jurisdictions, which impose other degrees of scrutiny of directors' decisions in takeover and non-takeover situations."
Sader Aff. PARA 16. Thus, plaintiffs' argument (and any cases cited in support of their argument) that "[d]irectors' action affecting shareholders' right to vote are subjected to strict judicial scrutiny" (Pl. Br. at 8), conflicts with the express purpose and intent of the Nevada legislature. See also Sader Aff. PARA 10 ("the Legislature reviewed, but by enacting NRS 78.138(1) did not adopt, the approach taken by some other jurisdictions in applying a heightened standard of scrutiny to the actions taken by directors in certain circumstances, such as in response to a proposed acquisition of control of the corporation").

     (8)Courts in other states with statutory provisions similar to the Nevada statute have come to this same conclusion. For example, in WLR Foods, Inc. v. Tyson Foods, Inc., 65 F.3d 1172, 1184-85 (4th Cir. 1995), cert. denied, 116 S.
Ct. 921 (1996), the court considered the meaning of Va. Code Ann.
Section 13.1-690, which provides:

     "A director shall discharge his duties as a director, including his duties as a member of a committee, in accordance with his good faith business judgment of the best interests of the corporation."

The Court, upon reviewing this language and noting that it "contains no reference to the 'reasonable person'" (WLR Foods, 65 F.3d at 1185), held that "[d]irectors' actions in Virginia are not to be judged for their reasonableness . . . ."  Id.

     This element of the Nevada statutory scheme results in a necessary--and important--modification of the analysis. Under Unocal as applied in Delaware, the court is called upon to judge the objective reasonableness of the directors' determination that a threat existed and the objective reasonableness of the directors' actions taken in response to such a threat. By contrast, even if one is to apply the Unocal framework within the context of the Nevada statutory scheme, the only inquiry is whether the directors subjectively determined in good faith that a threat existed and subjectively determined that the challenged action was a reasonable response to that threat. See Sader Aff. at PARA 16.

     Applying Nevada law, Hilton's motion for an advisory injunction must therefore be denied because Hilton cannot show--and does not even argue--that any future determination by the Board of ITT to take the unspecified, hypothetical actions sought to be enjoined could not be made in good faith and with a view towards the interests of the corporation.

II.  HILTON CANNOT DEMONSTRATE AN IMMEDIATE THREAT OF IRREPARABLE INJURY

     A preliminary injunction, being "a harsh and drastic remedy"(9),should issue only to prevent immediate, threatened and irreparable injury to the movant. Caribbean Marine Servs. Co., Inc. v. Baldridge, 844 F.2d 668, 674 (9th Cir. 1988) ("a plaintiff must

---------------------
    (9)Abend v. MCA, Inc., 863 F.2d 1465, 1479 (9th Cir. 1988), aff'd, 495
U.S. 207 (1990); see also Hurd v. Hodge, 334 U.S. 24, 36 (1948) (Frankfurter, J., concurring) (injunction is "extraordinary" remedy which is not granted as of right).

demonstrate immediate threatened injury as a prerequisite to preliminary injunctive relief").

     In essence, this Court is being asked to grant extraordinary (and advisory) injunctive relief based on a factual vacuum. Hilton's request does not even rise to the level of a justiciable controversy, much less satisfy its burden on this motion.

    Hilton does not and cannot demonstrate an immediate threat of irreparable injury. Hilton did not submit any evidence(10) demonstrating that ITT has taken, or is even likely to take, the actions Hilton seeks to enjoin. Hilton has itself provided the cure for the harm it created and purportedly feared by nominating 25 directors. Moreover, with respect to Hilton's fear of unspecified future by-law amendments, it is clear that the Court could deal with any challenge to such action when and if it occurred. Given these facts, the future and uncertain injuries

---------------------
     (10)Hilton's reference to statements contained in an August 20, 1995 proxy statement (see Pl. Br. at 7) do not demonstrate an immediate threat. The August 20, 1995 proxy statement was issued by ITT's former corporate parent ("Old ITT") in connection with a special meeting to consider a proposed reorganization of Old ITT. Part of that reorganization involved the distribution to Old ITT's stockholders of all of the outstanding common stock of ITT (which was, at that time, known as ITT Destinations, Inc.). To aid the stockholders in determining whether to vote in favor of the reorganization, the proxy statement described, inter alia, various provisions of Nevada law and ITT's Articles of Incorporation and by-laws. Hilton does not appear to argue that any of the Nevada statutes or any of ITT's articles or by-laws are illegal in and of themselves. That an 18-month old proxy statement disclosed the possibility of such action can hardly be considered proof that there is a present and immediate threat that ITT will take such action now, much less that it would take such action for an improper purpose.

Hilton alleged cannot--by definition--be considered "irreparable", "immediate" or "threatened".

     Hilton's motion presents a situation even more tenuous than that addressed by the Ninth Circuit in Los Angeles Mem'l Coliseum Comm'n v. NFL,
634 F.2d 1197 (9th Cir. 1980). In that case, the Ninth Circuit reversed, as an abuse of discretion, the entry of a preliminary injunction enjoining defendant from applying a section of the NFL's Constitution and by-laws to prevent a proposed transfer by the Oakland Raiders of their home game playing site to the Los Angeles Memorial Coliseum. In that case, the plaintiff sought to enjoin the application of the by-law but submitted no competent evidence that the by-law would, in fact, be so utilized. The Ninth Circuit found therefore that the plaintiff had "demonstrated no real and concrete injury or even threat thereof when it sought the preliminary injunction." Id. at 1201. The Ninth Circuit further noted that "[s]ince the rule had not yet been applied to the proposed transfer when the injunction was sought . . . [plaintiff] was seeking an advisory opinion on the rule's validity 'as applied.'" Id. at 1202, n. 5.

     Likewise, although Hilton may fear that the ITT Board might take some unspecified action under its by-laws at some future date, they have made no showing that any such action is imminent or threatened. "An injunction will not be granted against something merely feared as liable to occur at some indefinite time in the future." General Fireproofing Co v. Wyman, 444 F.2d 391, 393 (2d Cir. 1971).

     Under these circumstances, Hilton's request for preliminary relief must be denied:

            "The dramatic and drastic power of injunctive force may be unleashed only against conditions generating a presently existing actual threat; it may not be used simply to eliminate a possibility of a remote future injury, or a future invasion of rights, be those rights protected by statute or by the common law."

Holiday Inns of America, Inc. v. B&B Corp., 409 F.2d 614, 618 (3d Cir. 1969); See also Caribbean Marine, 844 F.2d at 675.

III.  THE BALANCE OF HARDSHIPS FAVORS ITT

     Although Hilton relies in its memorandum only on the first part of the so-called "sliding scale" legal standard for the issuance of a preliminary injunction (Pl. Br. at 8, et seq.), this does not mean that the Court must ignore the harm such an injunction would cause ITT. As the Ninth Circuit noted in Los Angeles Mem'l Coliseum Comm'n, 634 F.2d at 1203: "Inglis clarified and added flexibility to understanding the [movant's burden]; it did not eliminate the requirement that some balance of hardships favoring that party be established by the record".(11)

     As previously discussed, Hilton will suffer no harm if an injunction is not ordered. Hilton will suffer no harm at all.

    On the other hand, Hilton fails entirely to address the very real harms that an advisory injunction would inflict on ITT.

---------------------
     (11)For example, in plaintiffs' primary authority, Shoen, the court, although applying the sliding scale test, analyzed the balance of hardships. See Shoen, 885 F. Supp. at 1352. See also Regents of Univ. of California v. ABC, 747 F.2d 511, 515 (9th Cir. 1984) ("None of the respective factual inquiries described by the various standards are irrelevant to the district court's essential task of balancing the equities . . .").

Where, as here, ITT's Board must consider and respond to a hostile tender offer, the considerations that militate against judicial oversight of corporate affairs are strongly present. See, e.g., In re Ray, 16 Misc.2d 1088, 1089, 182 N.Y.S.2d 951, 952 (N.Y. Sup. Ct. 1958) ("courts are reluctant to interfere by injunction with the internal affairs of corporations"). Further, the generality and overbreadth(12) of Hilton's advisory injunction would "have an unwarranted chilling effect"(13) upon the Board's discharge of its duties, by invoking the judicial power of contempt, a "potent weapon" which, when "founded upon a decree too vague to be understood . . . can be a deadly one." Gunn v. University Comm. To End the War, 399 U.S. 383, 389 (1970). Hilton's proposed advisory injunction is so broad, in fact, that the ITT directors would be chilled from making any change, even if perfectly appropriate.

     Moreover, ITT respectfully notes that, in the context of the anticipated proxy contest, any injunction by this court threatens to be misunderstood as a reprimand of the incumbent board by a court charged with supervising fiduciary obligations. See generally Davis Acquisition Inc. v. NWA Inc., 1989 WL 40845 (Del.

---------------------

     (12)Hilton's motion, in seeking to enjoin any amendment that would "impede in any way the effective exercise of the stockholder franchise" (Pl. Br. at 2, emphasis added), violates "the traditional rule that injunctive relief should be narrowly tailored to remedy the specific harms shown by plaintiffs, 'rather than to "enjoin all possible breaches of the law.'" Zepeda v. INS, 753 F.2d 719, 728
n.1 (9th Cir. 1983), quoting Davis v. Romney, 490 F.2d 1360, 1370 (3d Cir.
1974), quoting Hartford-Empire Co. v. United States, 323 U.S. 386, 410 (1945).

     (13)See Saxony Prods., Inc. v. Guerlain, Inc., 594 F.2d 230, 231 (9th Cir.
1979)(dissolving permanent injunction on grounds of generality).

Ch. 1989) (refusing to enjoin issuance of defensive stock rights). "[T]his spectre that an expression by the court may have a substantial impact requires that a court in such a setting exercise particular care" in considering a request for preliminary injunctive relief. Id. at *5. As in Hilton's motion for a temporary restraining order, this Court has no basis to conclude that ITT has violated or is likely to violate the law.

                                 CONCLUSION

     For all of the reasons set forth above, ITT respectfully requests that the Court deny Hilton's motion.

     Dated this 14th day of February, 1997.

                              KUMMER KAEMPFER BONNER & RENSHAW



                              BY:/s/ Von S. Heinz
                                 -----------------------------------
                                 THOMAS F. KUMMER
                                 VON S. HEINZ
                                 Seventh Floor
                                 3800 Howard Hughes Parkway
                                 Las Vegas, Nevada  89109
                                 Attorneys for Defendant/
                                 Counterclaimant
                                 ITT CORPORATION


                           CERTIFICATE OF SERVICE
     Pursuant to Fed. R. Civ. P. 5(b), I hereby certify that service of the foregoing ITT'S MEMORANDUM IN OPPOSITION TO HILTON'S MOTION FOR A PRELIMINARY INJUNCTION was made this date by delivering by hand a true copy of the same to the following:

               Steve Morris
               Kristina Pickering
               Schreck Morris
               1200 Bank of America Plaza
               300 South Fourth Street
                              Las Vegas, Nevada 89101
and by delivering by facsimile and overnight mail a true copy of the same to the following:

               Bernard W. Nussbaum
               Eric M. Roth
               Marc Wolinsky
               Scott L. Black
               Wachtell, Lipton, Rosen & Katz
               51 West 52nd Street
               New York, New York 10019

DATED this 14th day of February, 1997.


                              /s/ Carol Ann Slater
                              -----------------------------------
                              An Employee of Kummer Kaempfer
                                Bonner & Renshaw